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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 1)

                    ROCKEFELLER CENTER PROPERTIES, INC.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.01 per                  773102108
               share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Joseph A. Orlando
                       Leucadia National Corporation
                           315 Park Avenue South
                           New York, N.Y. 10010
                              (212) 460-1900
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 16, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [  ].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.










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 CUSIP No.       773102108               13D


     1     NAME OF REPORTING PERSON:    Leucadia National Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,714,000(F1)
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,714,000(F1)
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,714,000(F1)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:    CO























     (F1)      Excludes certain shares as described in Item 5 herein.
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 CUSIP No.       773102108               13D


     1     NAME OF REPORTING PERSON:    Leucadia, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,714,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,714,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,714,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:         CO


















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 CUSIP No.       773102108               13D


     1     NAME OF REPORTING PERSON:    LNC Investments, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,713,900
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,713,900
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,713,900
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:         CO

























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               This Statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, LNC Investments, Inc. ("LNC") and Leucadia, Inc. ("LI") (collectively, the "Beneficial Owners") with respect to the Common Stock, par value $0.01 (the "Common Stock") of Rockefeller Center Properties, Inc. (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The total amount of funds used by LNC to purchase the 8,800 shares of Common Stock acquired by it from the date of the Schedule 13D was approximately $44,352 (including brokerage commissions). The purchase price for the 8,800 shares of Common Stock was derived from LNC's working capital.

     Item 4.   Purpose of the Transaction
               --------------------------

               Depending upon relevant economic and market conditions prevailing at the time and other relevant considerations, the Beneficial Owners may determine to acquire additional shares of Common Stock in the open market, by public tender or in privately negotiated transactions. The Beneficial Owners may also elect to dispose of any or all shares of Common Stock owned by them at any time. There is no assurance that the Beneficial Owners will actually acquire additional shares of Common Stock or dispose of any shares of Common Stock.

               Without limitation of the foregoing, the Beneficial Owners intend to make recommendations or proposals to the owners of Rockefeller Center and to the Company and to hold discussions with the management of the Company, other stockholders of the Company, the owners of Rockefeller Center and others relating to strategies for dealing with the recent bankruptcy filing by the owners and for the refinancing or repayment of all or a portion of the Company's existing indebtedness, which may include suggested arrangements for the raising of additional debt and equity capital by the Company. Such recommendations or proposals may involve, without limitation, such things as the arrangement by the Beneficial Owners of loans to the Company by institutional lenders, the participation by the Beneficial Owners in a tender offer for some or all of the outstanding shares of Common Stock, the acquisition of the Company or its assets by the Beneficial Owners and others, by way of merger or otherwise, and the purchase by the Beneficial Owners and others of newly issued shares of Common Stock. In connection with the negotiation or



















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     consummation of any such possible recommendations or proposals, the
     Beneficial Owners may seek representation on the Company's Board of Directors. As of the date hereof, the Beneficial Owners have not made any formal or binding offers or entered into any agreements with the Company, any other stockholder or the owners of Rockefeller Center with respect to any such possible recommendations or proposals.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of June 21, 1995, the Beneficial Owners beneficially owned the following shares of Common Stock:

               (i) LNC is the direct owner of 2,713,900 shares of Common Stock. The 2,713,900 shares represent approximately 7.1% of the 38,260,000 shares of Common Stock outstanding.

              (ii) LI is the direct owner of 100 shares of Common Stock, which represent less than .1% of the 38,260,000 shares of Common Stock outstanding. By virtue of its ownership of all of the outstanding capital stock of LNC, LI is for purposes of this
          Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by LNC.

             (iii) By virtue of its ownership of all of the outstanding capital stock of LI, Leucadia is, for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock of which LI is a beneficial owner. All amounts represented in this
          Schedule 13D exclude $50,000 face amount of 8%/13% Current Coupon Convertible Debentures due December 31, 2000 (the "Convertible Debentures"), which are convertible into 4,230 Common Shares, owned by the Leucadia Foundation, the trustees of which are Ian
          M. Cumming and Joseph S. Steinberg.

              (iv) Except as set forth in paragraphs (i) through (iii) of this Item 5(a), or in Appendix A to the Schedule 13D to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 beneficially owns any shares of the Company's Common Stock.

               (b) LNC, LI and Leucadia share LNC's voting and dispositive powers with respect to the 2,713,900 shares of Common Stock owned directly by LNC. LI and Leucadia share LI's voting and dispositive powers with respect to the 100 shares of Common Stock owned directly by LI.

               (c) The information concerning transactions in Common Stock effected by the Beneficial Owners since the date of the





















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     Schedule 13D is set forth on Appendix B attached hereto.  Except as set forth in Appendix B, none of the persons identified pursuant to
     Item 2 above has effected any transaction in Common Stock since the date of the Schedule 13D.

               (d)  Not applicable.

               (e)  Not applicable.



































































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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated: June 21, 1995


                                        LEUCADIA NATIONAL CORPORATION
                                        LEUCADIA, INC.
                                        LNC INVESTMENTS, INC.



                                        By: /s/ Joseph A. Orlando
                                           ---------------------------
                                        Name:  Joseph A. Orlando
                                        Title: Vice President of
                                        Leucadia National Corporation,
                                        Vice President of Leucadia, Inc.
                                        and Executive Vice President of LNC
                                        Investments, Inc.





































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                                                                 Appendix B



     Date of Transaction          Number of             Price Per
           by LNC           Shares Purchased(F1)        Share(F2)
     -------------------    --------------------      ------------
     June 15, 1995                    8,800               $5.04
























































     (F1) All shares were purchased in publicly brokered transactions.

     (F2)  Includes brokers' commissions.